Exhibit (c)(7)
Project Chicago Valuation Summary March 13, 2006

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Valuation Methods Discounted cash flow analysis - key method Precedent transactions multiples - secondary method Comparable trading multiples - additional check

Approach 1. Value 100% of KKM Field 2. Estimate 100% of Chicago Equity Value 3. Assess minority stake in Chicago X 60% = X 37% =

Discounted Cash Flow Analysis

Precedent Transaction Multiples

Chicago Share Price Dynamics Chicago Share Price Dynamics

Results DCF analysis produced base case valuation of $4.15 per share that is at about 28% discount to the current share price of $5.3. Transaction multiples method based on two most relevant deals gives an implied price of $6.91 per share Analysis of recent share price of Chicago leads to a wide price range of $5-$7 per share where trading volume soars with very strong selling supported by record turnover at $7 per share Knowing that the total minority stake in Chicago is not more than 37% (about 15.3 million shares) and assuming potential bid price corridor of $5-$7 per share the total size of the deal will be in a range of $76-$107 million In order to come up with a single starting bid price we suggest to use an average of our DCF ($4.15 per share) and Multiple ($6.91 per share) valuations. The result would be an offer price of $5.53 per share that lies in a lower quartile within projected price range and is 7% premium to 30 days average share price. Total deal size in this case is $84.6 million. Premium (discount) to average price average price average price average price